Via Facsimile and U.S. Mail
Mail Stop 03-09


April 13, 2005

Mr. James L. Herbert
President, Chief Executive Officer, Director
Neogen Corporation
620 Lesher Place
Lansing, Michigan  48912

Re:	Neogen Corporation
	Form 10-K for the fiscal year ended May 31, 2004
	File No. 000-17988

Dear Mr. Herbert:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should revise your document in response to these comments in future filings beginning with your Form 10-K for the fiscal year ended May 31, 2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In one of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us this letter, that keys your responses to our comments, within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended May 31, 2004
Management`s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 16
1. We acknowledge your existing disclosures in MD&A and Notes to the
Consolidated Financial Statements for your revenue recognition policy and sales allowances that reduce gross revenue, such as product returns and any other significant discounts and allowances. We believe that your disclosures could be improved as follows:

a) Disclose the nature and amount of each accrual (e.g. product returns and any other significant discounts and allowances) at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.
c) To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
d) If applicable, discuss any shipments to distributors made as a result of incentives and/or in excess of your distributors` ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e) You should consider disclosing a roll forward of the liability for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.
f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.

Notes to Consolidated Financial Statements

Summary of Accounting Policies - Goodwill and Intangibles Assets, page F-7
2. We acknowledge your disclosure that intangible assets are amortized on a straight-line basis over five to twenty years. We also acknowledge, in "Note 2 Goodwill and Other Intangible Assets" on page F-10, that approximately half of the intangibles assets are related to customer relationships. In this regard, please tell us why you believe amortizing your customer relationships on a straight-line basis is appropriate.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
824-5533 or Oscar Young, Senior Staff Accountant, at (202) 942-
2902
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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James L. Herbert
Neogen Corporation
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